EX.99.CODE ETH

Sarbanes-Oxley Code of Ethics for Chief Executive and Senior Financial Officers

The CYBER HORNET Trust (the “Trust”) is committed to conducting business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Trust’s Principal Executive Officer, Principal Financial Officer and Treasurer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide such individuals in the performance of their duties.

Senior Officers must comply with applicable law and have a responsibility to conduct themselves in an honest and ethical manner. Senior Officers have leadership responsibilities that include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

The Code of Ethics of the Trust pursuant to Rule 17j-1(c) under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “1940 Act Code of Ethics”), which this Code of Ethics is intended to supplement, sets forth the fundamental principles and key policies and procedures that govern the conduct of in business as registered investment companies. All Senior Officers will be held accountable for adherence to this Code. Each Senior Officer must, upon the Trust’s adoption of this Code (or thereafter as applicable, upon becoming a Senior Officer), affirm in writing to the Board that they have received, read, and understand this Code by signing the Acknowledgement Form attached hereto as Exhibit F. Thereafter, each Senior Officer must affirm to the Board on an annual basis that they have complied with the requirements of this Code.

Compliance with Laws, Rules and Regulations

Each Senior Officer is required to comply with the laws, rules and regulations that govern the conduct of the Trust and to report any suspected violations in accordance with the section below entitled “Violations”.

Conflicts of Interest

Senior Officers are expected to dedicate their best efforts to advancing the Trust’s interests and to use objective and unbiased standards when making decisions that affect the Trust, keeping in mind that certain officers are subject to inherent conflicts of interest because they are also officers of CYBER HORNET ETFS (the “Adviser”) as well as the Trust. A Senior Officer’s obligation to conduct the Trust’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships.

A conflict of interest for the purpose of this Code of Ethics occurs when a Senior Officer’s private interests interfere in any way, or even appear to interfere, with the interests of the Trust. The 1940 Act Code of Ethics, the Adviser’s and the Trust’s allocation procedures and the other policies of the Trust are designed to ensure the ethical handling of such conflicts. As a result, it is incumbent on each Senior Officer to be familiar with the 1940 Act Code of Ethics, the Adviser’s and Trust’s allocations procedures and other rules and regulations under the 1940 Act as well as the policies of the Trust.

When making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or appears to create a conflict of interest where a Senior Officer is receiving a personal benefit, the Senior Officer should act in accordance with the letter and the spirit of the 1940 Act Code of Ethics and/or the Trust’s or the Adviser’s other applicable policies and procedures.

A Senior Officer, if in doubt as to the application or interpretation of any of these, should make full disclosure of all facts and circumstances and obtain the prior written approval of the Secretary of the Trust.

Disclosures

It is the policy of the Trust to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Trust files with, or submits to, the Securities and Exchange Commission (“SEC”) and in all other public communications made by the Trust. Senior Officers are required to promote compliance with this policy by all employees and to abide by the Trust’s standards, policies and procedures designed to promote compliance with this Code of Ethics.

Violations

A Senior Officer must immediately report any known or suspected violation of applicable laws, regulations, policies, procedures or this Code of Ethics, to the Chairman of the Audit Committee of the Trust verbally, in writing or by other means necessary. No one will be subject to retaliation when making any such report in good faith report of an actual or suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Board of Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

Any waiver of this Code, including an implicit waiver, granted to a Senior Officer may be made only by the Board of Trustees or a committee of the Board to which such responsibility has been delegated, and must be disclosed by the Trust in the manner prescribed by law.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Trust’s Senior Officers in the conduct of the Trust’s business. It is not intended to and does not create any rights in any employee, investor, supplier, competitor, shareholder or any other person or entity.

PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICER ANNUAL CERTIFICATE

Pursuant to the requirements of the Code of Ethics for Principal Executive and Senior Financial Officers of CYBER HORNET Trust (the “Trust” or the “Funds”), the undersigned hereby certifies as follows:

•	I have read the Trust’s Code of Ethics for Principal Executive and Senior Financial Officers.

•	I understand the Code of Ethics for Principal Executive and Senior Financial Officers and acknowledge that I am subject to it.

•	I affirm that I have complied with the requirements of this code.

Date	Name

Signature